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                                                                  EXHIBIT (a)(4)
                               [ALEX. BROWN LOGO]

                                                                    MAY 30, 1997

Special Committee of the Board
 of Directors of Acordia, Inc.
120 Monument Circle
Indianapolis, IN 46204

Dear Members of the Special Committee:

     We understand that Acordia, Inc. ("Acordia"), Anthem Inc. ("Anthem") and AIC Acquisition Corp. ("Purchaser"), a Delaware corporation and wholly-owned subsidiary of Anthem, intend to enter into an Agreement and Plan of Merger ("Agreement"). Pursuant to the Agreement, Purchaser will commence a tender offer for all outstanding shares of common stock of Acordia, par value $1.00 per share (the "Common Stock"), other than shares of Common Stock owned by Anthem, at a price of $40.00 per share net to the selling stockholders in cash (the "Tender Offer"). Anthem currently owns approximately 66.8% of the outstanding shares of Common Stock. Following the consummation of the Tender Offer, Purchaser will be merged into Acordia (the "Merger") and in the Merger each outstanding share of Common Stock (other than shares held in treasury or shares owned by Anthem, its affiliates or stockholders who have perfected dissenters' rights) will be converted into the right to receive $40.00 in cash. You have requested our opinion as to whether the consideration to be received in the Tender Offer and the Merger by Acordia stockholders other than Anthem is fair, from a financial point of view, to such stockholders.

     Alex. Brown & Sons Incorporated ("Alex. Brown"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Special Committee of the Board of Directors of Acordia in connection with the transaction described above and will receive a fee for our services, a substantial portion of which is payable upon delivery of the opinion. We have in the past acted as a co-manager on a public offering of securities for Acordia. Alex. Brown regularly publishes research reports regarding the insurance and insurance brokerage industries and the businesses and securities of Acordia and other publicly traded companies in the insurance and insurance brokerage industries. In the ordinary course of business, Alex. Brown may actively trade the securities of Acordia for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We have also in the past acted as financial advisor to Anthem in connection with certain other transactions.

     In connection with this opinion, we have reviewed certain publicly available financial information and other information concerning Acordia and Anthem and certain internal analyses and other information with respect to the business, operations and prospects of Acordia and Anthem furnished to us by Acordia and Anthem. We have also held discussions with the members of the senior managements of Acordia and Anthem regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, we have (i) reviewed the reported prices and trading activity for the common stock of Acordia, (ii) compared certain financial and stock market information for Acordia with similar information for certain companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which we deemed relevant in whole or in part, (iv) held discussions with Anthem, Anthem's financial advisor and the management of Acordia regarding the sale process for Acordia's unaffiliated, independent insurance brokerage operations, (v) reviewed the terms of the May 29, 1997 draft of the Agreement and certain related documents, and (vi) performed such other studies and analyses and considered such other factors as we deemed appropriate for the purpose of rendering our opinion.

     We have not independently verified the information described above and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof. With respect to the information relating to the prospects of Acordia and Anthem, we have assumed that such information provided to us was reasonably prepared on bases reflecting the best currently available judgments and estimates of the managements of Acordia and Anthem, respectively, as to the likely future financial performances of their respective companies
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                               [ALEX. BROWN LOGO]

Special Committee of the Board
 of Directors of Acordia, Inc.
May 30, 1997
Page 2

and of the combined entity. In addition, we did not conduct physical inspections of the properties and facilities of Acordia and Anthem, and we did not make or obtain, or assume any responsibility for making or obtaining an independent evaluation or appraisal of the assets or liabilities of Acordia or Anthem, nor have we been furnished with any such evaluations or appraisals. Our opinion is based on market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

     In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of Acordia or any of its assets.

     Our advisory services were rendered to, and the opinion expressed herein was prepared for the use of, the Special Committee of the Board of Directors of Acordia and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner for any purpose, without the written consent of Alex. Brown.

     Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the consideration to be received in the Tender Offer and Merger by Acordia stockholders other than Anthem is fair, from a financial point of view, to such stockholders.

                                          Very truly yours,

                                          ALEX. BROWN & SONS INCORPORATED

                                          By: /s/ Peter F. de Vos

                                            ------------------------------------
                                            Peter F. de Vos
                                            Managing Director